

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 15, 2008

via U.S. mail and facsimile

Robert K. Moskovitz, Chief Financial Officer
Lease Equity Appreciation Fund II, L.P.
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

> **Re:** **Lease Equity Appreciation Fund II, L.P.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 333-116595**

Dear Mr. Moskovitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief